FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2004

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

Contact: Dan Suesskind
                    Chief Financial Officer
                    Teva Pharmaceutical Industries Ltd.
                    (011) 972-2-589-2840
             Bill Fletcher
                    President and CEO
                    Teva North America
FOR IMMEDIATE RELEASE   (215) 591-8800
             Dorit Meltzer
                    Director, Investor Relations
                    Teva Pharmaceutical Industries Ltd.
                    (011) 972-3-926-7554

TEVA ENTERS INTO AGREEMENT WITH SCHWARZ PHARMA TO SUSPEND SALES OF MOEXIPRIL PENDING OUTCOME OF LITIGATION

Jerusalem, Israel, September 13, 2004 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that further to its press release dated January 31, 2004, the Company has entered into an agreement with Schwarz Pharma regarding Moexipril HCl Tablets, the AB-rated generic equivalents of Schwarz's antihypertensive agent Univasc ® Tablets. Under the terms of the agreement, Teva will suspend all manufacturing and selling of its Moexipril HCl Tablets pending the outcome of litigation between the two companies in the U.S. District Court for the District of New Jersey or an Order of the Court.

Sales of Moexipril HCl Tablets were less than 0.5% of Teva's total year-to-date sales.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
          Name: Dan Suesskind
          Title: Chief Financial Officer

Date: September 13, 2004